FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 16, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 17, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FIRST QUARTER 2009 RESULTS

Revenue increased by 171% year-over-year

Total course enrollments increased by 137% year-over-year

BEIJING, China, February 16, 2009 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the first quarter of fiscal year 2009 ended December 31, 2008.

First Quarter Fiscal 2009 Business and Financial Highlights:

•	Total course enrollments exceeded 341,000, an increase of 137.0% from the first quarter of fiscal 2008.

•	Net revenues increased 171.2% over the first quarter of fiscal 2008 to US$4.9 million.

•	Gross profit increased 200.6% over the first quarter of fiscal 2008 to US$2.4 million.

•	Gross profit margin was 49.2%, compared to 44.4% in the fiscal first quarter of 2008. Non-GAAP gross margin was 58.2%, compared to 44.4% in the same period of 2008.

•	Net loss was US$0.5 million, compared to net income of US$19,000 in the first quarter of fiscal 2008.

•

Non-GAAP net income excluding share-based compensation was US$0.4 million, an increase of 2257.9% as compared to US$19,000 in the first quarter of fiscal 2008. Non-GAAP net income margin for the first quarter of fiscal 2009 was 9.1% excluding the impact of share-based compensation.[1]

•

Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.01 and US$0.01, respectively, compared to basic and diluted net loss per ADS of US$0.02 and US$0.02, respectively, for the first quarter of fiscal 2008. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP net income per ADS excluding share-based compensation charge and the charge for the accretion of Series A convertible contingently redeemable preferred shares (the “Series A Shares”) to redemption amount and accretion of beneficial conversion feature of Series A Shares were US$0.01 and US$0.01, compared to basic and diluted non-GAAP net income per ADS of US$ nil and US$ nil, respectively, for the first quarter of fiscal 2008.

•	Deferred revenue and refundable fees balance was US$9.7 million, a 46.3% increase from the balance of US$6.6 million for the first quarter of fiscal 2008.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Recent Business Developments:

•	Successfully transferred listing to the NYSE main board and commenced trading on the NYSE.

•	Replicating the success in Tianjin, signed a contract with Beijing City University to provide study process monitoring program for self-taught higher education students in Beijing.

•

To pursue new business opportunities in a softening economy, the Company, through an affiliated entity, entered into an agreement with Beijing Yinglun Yucai Education to provide business start up training for aspired entrepreneurs. Under the agreement, the Company will invest RMB 36 million in the new company and will hold 60% interest in the new company. The new program will target university students, the unemployed and any individuals who are interested in learning to start up businesses. The provision of such practical training is strongly encouraged by the Chinese government to promote employment opportunities in the country.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are very pleased with our results for the quarter. We delivered a strong performance despite the recent general economic slowdown, demonstrating our ability to execute on our growth strategy. Supported in part by an increasingly competitive job market, we witnessed strong demand for our services and enjoyed increasing margin levels due to our scalable business model.”

Mr. Zhu further remarked, “Following the launch of a self-taught higher education studying process monitoring program in Tianjin last year, we signed a contract with Beijing City University to provide self-taught higher education studying process monitoring programs in Beijing. We believe this is a clear recognition of our strong brand name and high quality services. Leveraging on our leading position in the market, we are confident that we will continue to gain traction in this space in the future.

“Looking ahead, we believe we are well positioned to capitalize on the robust growth opportunities in the online education market. We will continue to focus on execution and innovation, and believe our well recognized brand name, diversified course offerings and high quality services all position us well to capitalize on the immense growth potential of the market. We will also continue to invest in the business in support of our growth strategy, as demonstrated by our newly announced investment in Yu Cai.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “The fiscal first quarter is typically a seasonally low quarter as a significant portion of course participants take exams in May and September, and as a result, we typically are not profitable in the first quarter. Nevertheless, we were able to deliver strong revenue growth as we continued to see robust demand across most of our product lines. The extraordinary revenue growth in the quarter was also partially a function of students enrolling earlier to take advantage of a half-price promotion we held during the quarter. And, to help leverage the benefits of the promotion, we also invested in a major marketing campaign during the quarter in support of the half price offer.”

Fiscal First Quarter 2009 Unaudited Financial Results

Net Revenues. Total net revenues for the first quarter of fiscal 2009 were US$4.9 million, representing a year-over-year increase of 171.2% from US$1.8 million in the first quarter of fiscal 2008. Excluding the recognition of US$0.9 million of Elite Class revenues due to the delayed timing of APQE exams caused by the Sichuan earthquake in fiscal 2008, net revenues would have increased 121.1% as compared to the same period of fiscal year 2008.

Online education services net revenues for the first quarter of fiscal 2009 were US$4.4 million, an increase of 188.4% from the first quarter of fiscal 2008. Excluding the recognition of US$0.9 million of Elite Class revenues, online education services net revenues would have increased 128.1%. Such increase was primarily driven by robust enrollment growth in most of our business lines as total enrollments grew to approximately 341,000 from 144,000 in the first quarter of fiscal 2008.

The growth momentum of our complementary businesses continued as revenue from books and reference materials sales increased 58.3% to US$0.3 million for the first quarter of fiscal 2009, from US$0.2 million in the first quarter of fiscal 2008. Other revenues, primarily comprised of platform production and related services, increased 121.0% year-over-year to US$0.3 million for the fiscal first quarter of 2009 from US$0.1 million in the corresponding period of last year.

Cost of Sales. Cost of sales for the first quarter of fiscal 2009 was US$2.5 million, representing a 147.8% increase over the first quarter 2008. Excluding share-based compensation (non-GAAP), cost of sales for the first quarter of fiscal 2009 was US$2.1 million, an increase of 103.7% over the same period last year. The increase in cost of sales was primarily due to increased lecture fees as we delivered more courses in the quarter. Additionally, an increase in personnel in course production and tutoring services personnel also contributed to the increase as compared to the same period last year. Server management fees also increased due to a higher volume of traffic resulting from an increase in the usage of online infrastructure by a larger number of course participants than the first quarter of 2008.

Gross Profit and Gross Margin. Gross profit for the first quarter of fiscal 2009 was US$2.4 million, representing a 200.6% increase from US$0.8 million in the same period last year. Excluding share-based compensation, non-GAAP gross profit was US$2.9 million, an increase of 256.0% year-over-year. Gross margin for the first quarter of fiscal 2009 improved to 49.2%, from 44.4% in the fiscal first quarter of 2008. Excluding share-based compensation, the non-GAAP gross margin for the first quarter of fiscal 2009 was 58.2%, compared to 44.4% in the same period of 2008. The expansion in gross margin was primarily due to a slower increase in staff expenses, server management fees and lecture fees relative to sales, demonstrating the scalability of our online business model.

Operating Expenses. Total operating expenses for the first quarter of fiscal 2009 were US$3.4 million, an increase of 257.9% year-over-year and an increase of 49.8% over the fourth quarter of fiscal 2008. Excluding share-based compensation (non-GAAP), operating expenses were US$2.9 million, representing a year-over-year increase of 207.7% and a sequential increase of 67.3%.

Selling expenses amounted to US$1.3 million for the first quarter of fiscal 2009, representing a 243.2% increase year-over-year and a 76.0% increase from the fourth quarter of fiscal 2008. Excluding share-based compensation (non-GAAP), selling expenses were US$1.2 million, a 216.4% increase from the same period last year and a 86.3% increase from the fourth quarter of fiscal 2008. The increase in selling expenses was primarily due to a major marketing campaign in the quarter, promotional costs for ITAT, and increased commissions to our online agents.

General and administrative expenses were US$2.1 million in the first quarter of fiscal 2009, representing a 267.9% year-over-year increase and a 36.9% sequential increase. Excluding share-based compensation charge (non-GAAP), general and administrative expenses were US$1.7 million, an increase of 201.8% year-over-year and an increase of 56.0% compared to the fourth quarter of fiscal 2008. Such increase was primarily the result of the booking of a significant annual audit fee in the first quarter of fiscal 2009, and additional expenses associated with being a publicly traded company in the US.

Income Tax Benefit/Expense. Income tax benefit for the first quarter of fiscal 2009 was US$0.2 million, compared with an expense of US$4,000 in the same period last year.

Net Income/Loss. Net loss was US$0.5 million for the first quarter of fiscal 2009, compared to net income of US$19,000 in the same period of 2008. Excluding share-based compensation, non-GAAP net income for the first quarter of fiscal 2009 was US$0.4 million, compared to US$19,000 in the corresponding quarter in 2008.

Operating Cash Flow. Net operating cash flow for the first quarter of fiscal 2009 was US$0.6 million, a decrease of 68.2% over the same period last year, primarily due to an increase in the accounts receivable balance as we continued to expand our accounting continuous education and self-taught higher education study process monitoring programs.

Cash and Cash Equivalents. Cash and cash equivalents as of December 31, 2008 decreased to US$64.4 million from US$66.2 million as of September 30, 2008. This decrease was mainly due to the capital expenditure for the purchase of electronic equipment and intangible assets, initial public offering expenses and the repurchase of our ADS from the open market in the amount of US$1.0 million, US$0.9 million and US$0.5 million, respectively, despite US$0.6 million generated from operating cash flow.

Second Quarter Fiscal 2009 Guidance — Due to the seasonality of our business, we typically experience fluctuations in our results. As such, CDEL expects to generate total net revenues for the second quarter of fiscal 2009 in the range of US$6.8 million to US$7.7 million, as compared to net revenues of US$3.4 million in the second quarter of fiscal 2008. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on February 17, 2009 to discuss its fiscal first quarter 2009 financial results and recent business activity. The conference call may be accessed by calling +1 888 895 0424 (US), +852 3006 8101 (Hong Kong), 800 876 5011 (China), or

0 808 101 5347 (UK). A telephone replay will be available shortly after the call until February 24, 2009 at +1 888 895 0424 (US), +852 3006 8101 (Hong Kong), 800 876 5011 (China) or 0 808 101 5347 (UK). Pass code 821188 .

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of the fiscal year 2009 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, and the new investment, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online courses and other products and services; competition in the online education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions taxation and foreign exchange.

Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the nonrecurring charge for the accretion of Series A Shares to redemption amount and accretion of beneficial conversion feature of Series A Shares. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP to non-GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the nonrecurring charge for the accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Ping Wei, CFO Tel: +86-10-8233-3101 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com	Media Contact: John Dudzinsky, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2008	December 31, 2008
	(unaudited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	66,223	64,414
Accounts receivable	715	1,692
Inventories	177	253
Prepayment and other current assets	1,469	1,585
Deferred tax assets, current portion	2,297	2,570
Deferred cost – current portion	448	914

Total current assets	71,329	71,428

Non-current assets:
Property, plant and equipment, net	7,089	7,542
Goodwill	5,278	5,265
Other intangible assets, net	1,390	1,611
Deposit for non-current assets	151	161
Deferred tax assets, non-current portion	89	122

Total non-current assets	13,997	14,701

Total assets	85,326	86,129

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities	2,983	2,973
Income tax payable	1,014	786
Deferred revenue, current portion	3,728	6,758
Refundable fees	4,688	2,794

Total current liabilities	12,413	13,311

Non-current liabilities:
Deferred revenue, non-current portion	163	139

Total non-current liabilities	163	139

Total liabilities	12,576	13,450

Commitments and contingencies	—

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2008 and December 31, 2008, respectively; Authorized – 480,000,000 shares at September 30, 2008 and December 31, 2008; Issued and outstanding –141,897,737 and 141,373,337 shares at September 30, 2008 and December 31, 2008, respectively)	14	14
Additional paid-in capital	76,811	77,261
Foreign currency translation	1,717	1,673
Cumulative deficits	(5,792)	(6,269)

Total shareholders’ equity	72,750	72,679

Total liabilities, preferred shares and shareholders’ equity	85,326	86,129

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2007	2008
Sales, net of business tax, value-added tax and related surcharges:
Online education services	1,513	4,363
Books and reference materials	168	266
Others	138	305

Total net revenues	1,819	4,934

Cost of sales
Cost of services	(922)	(2,354)
Cost of tangible goods sold	(90)	(154)

Total cost of sales	(1,012)	(2,508)

Gross profit	807	2,426

Operating expenses
Selling expenses	(384)	(1,318)
General and administrative expenses	(567)	(2,086)

Total operating expenses	(951)	(3,404)
Other operating income	207	—

Operating income (loss)	63	(978)

Interest income	15	255
Interest expense	(13)	—
Exchange (loss) gain	(36)	3
Equity in loss of an affiliated company	(6)	—

Income (loss) before income taxes	23	(720)
Income tax (expense) benefit	(4)	243

Net income (loss)	19	(477)
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(404)	—

Net loss attributable to ordinary shareholders	(385)	(477)

Loss per share
Basic	nil	nil
Diluted	nil	nil

Loss per ADS
Basic	(0.02)	(0.01)
Diluted	(0.02)	(0.01)

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	91,877,000	141,874,940

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December31,
	2007	2008
	(Unaudited)	(Unaudited)
Cost of sales	1,012	2,508
Share-based compensation expense in cost of sales	—	447
Non-GAAP cost of sales	1,012	2,061

Selling expenses	384	1,318
Share-based compensation expense in selling expenses	—	103
Non-GAAP selling expenses	384	1,215

General and administrative expenses	567	2,086
Share-based compensation expense in general and administrative expenses	—	375
Non-GAAP general and administrative expenses	567	1,711

Gross profit	807	2,426
Share-based compensation expenses	—	447
Non-GAAP gross profit	807	2,873

Gross profit margin	44.4%	49.2%
Non-GAAP gross profit margin	44.4%	58.2%

Operating income (loss)	63	(978)
Share-based compensation expenses	—	925
Non-GAAP operating income (loss)	63	(53)

Operating margin	3.5%	(19.8%)
Non-GAAP operating margin	3.5%	(1.1%)

Net income (loss)	19	(477)
Share-based compensation expense	—	925
Non-GAAP net income	19	448

Net income (loss) margin	1.0%	(9.7%)
Non-GAAP net income margin	1.0%	9.1%

Loss per share—basic	nil	nil
Loss per share—diluted	nil	nil
Non-GAAP earnings per share—basic	nil	nil
Non-GAAP earnings per share—diluted	nil	nil

Loss per ADS—basic (note 1)	(0.02)	(0.01)
Loss per ADS—diluted (note 1)	(0.02)	(0.01)
Non-GAAP earnings per ADS—basic (note 1)	nil	0.01
Non-GAAP earnings per ADS—diluted (note 1)	nil	0.01

Weighted average shares used in calculating basic earnings per share	91,877,000	141,874,940
Weighted average shares used in calculating diluted earnings per share	91,877,000	141,874,940
Weighted average shares used in calculating basic non-GAAP earnings per share	91,877,000	141,874,940
Weighted average shares used in calculating diluted non-GAAP earnings per share	91,877,000	141,874,940

Note 1: Each ADS represents four ordinary shares